UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

RMG NETWORKS HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74966K102	13D/A	Page 2 of 14

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,872,381 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,381 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 3 of 14

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,872,381 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,381 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 4 of 14

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 5 of 14

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 6 of 14

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,226,831 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,226,831 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,226,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%(2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,693,498 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 7 of 14

1	NAME OF REPORTING PERSONS Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,666,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,666,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 37,182,041 shares of the Issuer’s common stock outstanding as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No.	74966K102	13D/A	Page 8 of 14

This Amendment No. 8 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013, Amendment No. 4 to the Schedule 13D filed with the SEC on September 20, 2013, Amendment No. 5 to the Schedule 13D filed with the SEC on May 5, 2014, Amendment No. 6 to the Schedule 13D filed with the SEC on July 18, 2014 and Amendment No. 7 to the Schedule 13D filed with the SEC on April 1, 2015 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of RMG Networks Holding Corporation (the “Issuer”).  The purpose of this Amendment is to report (i) the addition of Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (the “Children’s Trust”) as a reporting person due to its acquisition of 8,666,666 shares of the Issuer’s Common Stock upon conversion of an aggregate of 86,666.66 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, and its possible membership in a group with the other reporting persons; (ii) the forfeiture of 285,714 founder shares held by SCG Financial Holdings, LLC, which Wilson, DOOH Investment and DOOH Manager were deemed to beneficially own; and (iii) changes in the percentage of the Issuer’s outstanding common stock beneficially owned by the reporting persons (other than the Children’s Trust) as a result of changes in the number of outstanding shares of the Issuer’s Common Stock.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background

Items 2(a) and 2(b) of the Schedule 13D are hereby amended and restated as follows:

(a)           This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by 2012 DOOH Investments LLC, an Illinois limited liability company (“DOOH Investments”), DOOH Investment Manager LLC, an Illinois limited liability company (“DOOH Manager”), DRW Commodities, LLC, a Delaware limited liability company (“DRW Commodities”), DRW Holdings, LLC, a Delaware limited liability company (“DRW Holdings”), Donald R. Wilson, Jr., a natural person and citizen of the United States (“Wilson”) and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (the “Children’s Trust” and together with DOOH Investments, DOOH Manager, DRW Commodities, DRW Holdings and Wilson the “Reporting Persons”).

(b)           The principal business address of each Reporting Person is 540 W. Madison Street, Suite 2500, Chicago, Illinois 60661.

CUSIP No.	74966K102	13D/A	Page 9 of 14

Item 2(c) of the Schedule 13D is hereby amended by adding the following:

(c)           The Children’s Trust is primarily engaged in the business of holding, managing and distributing the property of the Children’s Trust and the proceeds therefrom.

Items 2(d) and 2(e) of the Schedule 13D are hereby amended and restated as follows:

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

As previously reported in Item 4 of the Schedule 13D, on March 25, 2015, pursuant to the Purchase Agreement (the “Series A Purchase Agreement”), dated March 25, 2015, by and among the Issuer and the investors set forth on the signature pages affixed thereto (the “Investors”), including the Children’s Trust, the Investors agreed to purchase from the Issuer an aggregate of 250,000 shares (the “Investor Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a price per share of $100.  The Children’s Trust purchased 86,666.66 of the Investor Shares (the “Children’s Trust Series A Shares”) for an aggregate purchase price of $8,666,666, of which $1,000,000 was paid in cash and $7,666,666 was paid by the discharge of all principal amounts owed by the Issuer to the Children’s Trust under the Senior Credit Agreement on a dollar-for-dollar basis.

The Children’s Trust utilized cash held in the trust to fund the cash portion of the purchase price for the Children’s Trust Series A Shares.  The Children’s Trust was established by Wilson for the benefit of his children, and Jennifer Wilson, Wilson’s sister, is its trustee.

Shares of Series A Preferred Stock had the rights and preferences set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) filed by the Issuer.  Pursuant to the Certificate of Designation, each share of Series A Preferred Stock was automatically convertible into 100 shares (subject to adjustment as provided in the Certificate of Designation) of Common Stock on the date the stockholders of the Issuer approved the issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock (the “Stockholder Approval”), if at all.  The Company notified the Children’s Trust that such Stockholder Approval was obtained, and that the Children’s Trust Series A Shares were converted into an aggregate of 8,666,666 shares of the Issuer’s Common Stock, on May 13, 2015.

CUSIP No.	74966K102	13D/A	Page 10 of 14

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

The Children’s Trust acquired the Children’s Trust Series A Shares for investment purposes.  As a stockholder of the Issuer, on an ongoing basis, each Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, the Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Children’s Trust may be deemed to be a member of a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with the other Reporting Persons.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, 37,182,041 shares of the Common Stock were outstanding as of May 15, 2015.  Based on the foregoing, (i) the 6,226,831 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 15.7% of the Common Stock outstanding; (ii) the 3,872,381 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 9.8% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 6.33% of the Common Stock outstanding; (iv) the 8,666,666 shares of Common Stock that the Children’s Trust may be deemed to beneficially own represent approximately 23.3% of the Common Stock outstanding and (v) the 15,179,211 shares of Common Stock that all of the Reporting Persons collectively may be deemed to beneficially own represent approximately 38.2% of the Common Stock outstanding.

Items 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(b)      Each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole voting and sole dispositive power with respect to the 1,339,048 shares of Common Stock held by DOOH Investments, the 533,333 shares of Common Stock issuable upon exercise of the Note Conversion Warrants and the 2,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants.

CUSIP No.	74966K102	13D/A	Page 11 of 14

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock held by DRW Commodities.

The Children’s Trust has sole voting and sole dispositive power with regard to the 8,666,666 shares of Common Stock beneficially owned by the Children’s Trust.

(c)           As of May 20, 2015, SCG Financial Holdings LLC (“Holdings”) forfeited 285,714 Founder Shares, which Wilson, DOOH Investment and DOOH Manager were deemed to beneficially own.  The shares were forfeited pursuant to the Letter Agreement, which, as previously disclosed, provided that a portion of the Founder Shares held by Holdings in an amount equal to 3.0% of the Issuer’s issued and outstanding shares immediately after the IPO would be returned to the Issuer for cancellation, at no cost, in the event that the last sales price of the Issuer’s stock did not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 24 months following the closing of the Issuer’s initial Business Combination.  Except for such forfeiture and as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Children’s Trust is a party to the Registration Rights Agreement, a Lockup Agreement and the Termination Letter, which were described in Amendment No. 7 to the Schedule 13D.

Item 7.      Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.22:

Exhibit 99.22 Joint Filing Agreement

CUSIP No.	74966K102	13D/A	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2015

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

DOOH INVESTMENT MANAGER LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

CUSIP No.	74966K102	13D/A	Page 13 of 14

CHILDREN’S TRUST C/U THE
DONALD R. WILSON 2009 GRAT #1

By: /s/ Jennifer Wilson
Name: Jennifer Wilson
Title:   Trustee

CUSIP No.	74966K102	13D/A	Page 14 of 14

Exhibit Index

Exhibit 99.22 Joint Filing Agreement